Exhibit 12.1

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2017	2016	2015	2014	2013

Earnings:
Income (loss) before income tax expense (benefit)	$193	$346	$159	$678	$(125)
Interest expense	517	556	667	683	843
Implicit interest in rents	9	10	9	10	9
Total earnings	$719	$912	$835	$1,371	$727
Fixed charges:
Interest expense	$517	$556	$667	$683	$843
Implicit interest in rents	9	10	9	10	9
Total fixed charges	$526	$566	$676	$693	$852
Ratio of earnings to fixed charges	1.37	1.61	1.24	1.98	*

*	Earnings did not cover total fixed charges by $125 million in 2013.

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